July 25, 2016

Mr. Mark P. Shuman
Securities and Exchange Commission
Washington D.C. 20549

Re:          Infinity Distribution Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 20, 2016
File No. 333-206478

Dear Mr. Shuman

 Please find our responses to your letter dated July 11, 2016.

Prospectus Cover Page

1.
We reissue prior comment 3. In this regard, your response to prior comment 3 states that you removed the proceeds table from the cover page; however, it appears that the proceeds table has not been removed.  Please revise or advise.

We have removed the proceeds page from the front page. If the commission feels we have not again we ask that they guide us on this issue.

Prospectus Summary, page 3

2.
In response to prior comment 4, you revised to disclose that your business offers a variety of services designed to assist Philippine exporters. In your response, please confirm, if true, that you currently offer these services.  If you do not currently offer these services, please revise here and in your business section on page 20 to state that you do not currently offer any services.

We have added ‘intent” to clarify our current status in our business plan on page3 and page 20.

3.
As previously requested in comment 4 of our letter dated September 16, 2015, please provide us with support for your statement that you operate on a financially self- sustaining basis.  Alternatively remove this statement.

We have deleted the sentence

4.
We note the revisions made in response to prior comment 5; however, it appears several inconsistent references remain. In this regard, we note your disclosure on pages 3 and 15-17 concerning the minimum amount of proceeds needed to operate for 12 months.

We have corrected throughout the statement we need $82,500.00.

Summary Financial Information, page 4

5.
We note that your financial summary presents selected balance sheet items as of November 30, 2015, which is not the most recent interim period. Please update the summary information to reflect the most recent interim period.

We have updated all the figures

Description of Business, page 20

6.
As previously noted in comment 8 of our letter dated September 16, 2015, you refer to your company as Infinity Corp. here and in several other locations in your prospectus. However, it appears that your corporate name is Infinity Distribution Inc.  Please revise.

We have updated the document to Infinity Distribution Corp.

Certain Relationships and Related Transactions, page 26

7.
In response to prior comment 7, you revised page 29 to disclose that you issued convertible notes to Mr. Mansueto. Please clarify whether the indebtedness owed to Mr. Mansueto is related to the issuance of convertible notes.  If so, please revise to summarize the material terms of the convertible notes and file the notes, or advise.

We currently have three convertible notes with Mr. Mansueto. We have a note dated April 24, 2015 for $35,000.00, another dated May 2, 2015 for $35,000.0 and finally Nay 11, 2015 for $21,500.00. The notes can be converted into common shares of the common stock of the Borrower. The conversion shall be equal to the quotient obtained y dividing (ii) the entire Principal Sum of this note plus (iff) applicable) to accrued interest by (ii) 30% of th price of the securities sold in the Next Equity Financing, rounded to the nearest whole share. Notes are attached as exhibits.

Security Ownership of Certain Beneficial Owners and Management, page 27

8.
We reissue prior comment 8 in part. In this regard, please clarify that the 95% figure refers to the beneficial ownership of your directors and executive officers as a group. Lastly, revise to include shares underlying convertible notes that are convertible within 60 days, if any.

We have updated both. Mr. Mansueto will not be exercising his notes.

Part II – Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 33

9.	We reissue prior comment 9. Please complete the other expenses of issuance and distribution table.

We have completed the table

Signatures

10.
We reissue prior comment 13. In this regard, we note that Mr. Mansueto signed the registration statement on behalf of the company. Mr. Mansueto should also sign the registration in his capacity as your chief executive officer. Additionally, be advised that Form S-1 also requires the signatures of your principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. If any person occupies more than one of the specified positions, indicate each capacity in which that person signs the registration statement. See Instructions 1 and 2 to Signatures of Form S-1. Lastly, clarify that Ms. Gerona is signing the registration statement as a director.

We have cleaned up the signatures.

Sincerely,

/s/ Raul Mansueto Raul Mansueto CEO

/s/ Josefa Gerona
Josefa Gerona Secretary and Treasurer